UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934
                               (Amendment No. _______)



                            TransCor Waste Services, Inc.
       -----------------------------------------------------------------------
                                   (Name of Issuer)

                            Common Stock, $.001 Par Value
       -----------------------------------------------------------------------
                            (Title of Class of Securities)

                                      893629105
                             ---------------------------
                                    (CUSIP Number)

                      Robert F. Dow, 2800 One Atlantic Center,
               1201 West Peachtree Street, Atlanta, Georgia 30309-3450
       -----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                   August 14, 1998
       -----------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

      NOTE:   Schedules filed in paper  format shall include a  signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


      CUSIP No. 893629105                                           Page 2 of 9


          1    Name of Reporting Person  S.S. or I.R.S.
               Identification No. of Above Person:
               Kimmins Corp.

          2    Check the Appropriate Box if a Member of a Group:    (a)[X]
                                                                    (b)[ ]

          3    SEC Use Only:

          4    Source of Funds: WC

          5    Check Box if Disclosure of Legal Proceedings is      [ ]
               Required Pursuant to Items 2(d) or 2(e):

          6    Citizenship or Place of Organization: United States

          7    Sole Voting Power: 3,247,200(1)

          8    Shared Voting Power: 0

          9    Sole Dispositive Power:  3,247,200(1)

          10   Shared Dispositive Power: 0

          11   Aggregate Amount Beneficially Owned by Each Reporting
               Person: 3,247,200(1)

          12   Check Box if the Aggregate Amount in Row (11)        [X]
               Excludes Certain Shares:

          13   Percent of Class Represented by Amount in
               Row (11): 81.2 percent

          14   Type of Reporting Person: CO

      SEE INSTRUCTIONS BEFORE FILLING OUT
      ------------------------------------

      (1)  Does  not  include  400,652  shares issuable  upon  conversion  of a
           subordinated   convertible  note  ("Kimmins   Note")  which  is  not
           presently eligible for conversion.


      CUSIP No. 893629105                                           Page 3 of 9


          1    Name of Reporting Person  S.S. or I.R.S.
               Identification No. of Above Person:
               Francis M. Williams

          2    Check the Appropriate Box if a Member of a Group:    (a)[X]
                                                                    (b)[ ]
          3    SEC Use Only:

          4    Source of Funds: PF

          5    Check Box if Disclosure of Legal Proceedings is      [ ]
               Required Pursuant to Items 2(d) or 2(e):

          6    Citizenship or Place of Organization: United States

          7    Sole Voting Power: 0

          8    Shared Voting Power: 3,261,200(1)

          9    Sole Dispositive Power: 0

          10   Shared Dispositive Power: 3,261,200(1)

          11   Aggregate Amount Beneficially Owned by Each Reporting
               Person: 3,261,200(1)

          12   Check Box if the Aggregate Amount in Row (11)        [X]
               Excludes Certain Shares:

          13   Percent of Class Represented by Amount
               in Row (11): 81.5 percent

          14   Type of Reporting Person: IN

      SEE INSTRUCTIONS BEFORE FILLING OUT
      ------------------------------------

      (1) Includes 3,247,200 shares of Common Stock owned of record and beneficially by Kimmins Corp. ("Kimmins"). Kimmins has sole voting and investment power with respect to all shares of Common Stock beneficially owned by it. Mr. Francis W. Williams, the Company's Chairman, beneficially owns approximately 61.5 percent of the total voting shares of Kimmins and, accordingly, controls Kimmins. Excludes 400,652 shares issuable upon the conversion of the Kimmins Note. Includes 6,000 shares owned by Mr. Williams' wife; and 8,000 shares owned by Mr. Williams' children.


      CUSIP No. 893629105                                           Page 4 of 9


      Item 1.   Security and Issuer

           This statement relates to the Common Stock, $.001 par value ("Common Stock"), of TransCor Waste Services, Inc., a Florida corporation (the "Company"). The principal executive office of the Company is located at:

                               1502 Second Avenue, East
                                Tampa, Florida  33605


      Item 2.   Identity and Background


           1.   (a)  Kimmins  Corp.   ("Kimmins")  is  a   person  filing  this
                     statement.

                (b)  1501 Second Avenue, East, Tampa, Florida  33605.

                (c)  Specialty contracting services firm.

                (d)  None.

                (e)  None.

                (f)  United States.

           2.   (a)  Francis M. Williams is a person filing this statement.

                (b)  1501 Second Avenue, East, Tampa, Florida  33605.

                (c)  Chairman of the Board of Kimmins.

                (d)  None.

                (e)  None.

                (f)  United States.


      Item 3.   Source and Amount of Funds or Other Consideration

           On August 14, 1998, Kimmins acquired [297,200] shares (the "Shares") of the Company's Common Stock at a price of $10.20 per share pursuant to the terms of that certain Stock Purchase Agreement ("Stock Purchase Agreement") dated August 14, 1998 among the Company and the reporting persons, a copy of which is filed herewith as Exhibit 99.1.

      Item 4.   Purpose of Transaction

           The purpose of the transaction is to increase Kimmins' ownership from approximately 73.8% to over 80% such that Kimmins can treat the Company as a consolidated subsidiary for tax purposes. The reporting persons currently intend to hold the shares for investment.


      CUSIP No. 893629105                                           Page 5 of 9


                (a) The Company and Kimmins intends to engage in open market purchases to acquire additional Common Stock of the Company. Mr. Williams has no definite plans to acquire additional securities.

                (b) The Company has entered into an agreement to sell all of the stock of its subsidiary, Kimmins Recycling Corp. ("KRC") to Eastern Environmental Services of Florida, Inc. Kimmins intends to have the Company consummate this pending transaction. In addition, if Kimmins is successful in acquiring a substantial interest in excess of 80% of the outstanding Common Stock, Kimmins is considering a subsidiary merger between itself and the Company.

                (c) See item 4(b) above. Kimmins plans to investigate additional steps to cut overhead at the Company, which may include additional disposals of assets, but does not have any definite plans for disposal of assets at this time.

                (d) Kimmins intends to remove Barry W. Ridings and R. Donald Finn as directors of the Company and replace them with Edward A. Mackowiak, a director of KRC, and Michael D. O'Brien, a Vice President of Kimmins. Kimmins does not have any other plans to change the board of directors or management of the Company.

                (e)  None.

                (f)  See Item 4(b) above.

                (g)  None.

                (h) The Common Stock of the Company has been delisted from the Nasdaq Stock Market.

                (i)  If Kimmins  decides to  complete a subsidiary  merger (See
                     Item 4(d) above), it intends to terminate the Company's registration under the Act.

                (j)  None.


      Item 5.   Interest in Securities of the Issuer

                (a)-(b)   See Items 7-13 of the cover page.

                (c) See Item 3. No other transactions in the Company's Common Stock have been effected by the persons named in Item 2 above within the last sixty days.

                (d) Each of the reporting persons acknowledges that he is a member of a group consisting of both reporting persons.

                (e)  Not Applicable.


      CUSIP No. 893629105                                           Page 6 of 9


      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           See Item 4(d). The Stock Purchase Agreement includes, among other things, a right of rescission for Kimmins if the sale of KRC is not completed by September 30, 1998. Kimmins anticipates that the sale will be completed on August 31, 1998, and the right of rescission will terminate.

           Since its inception, the Company has entered into various transactions with Kimmins and companies affiliated through common ownership with Kimmins. To date, the Company has been substantially dependent on Kimmins for various management, administrative, and financial services; and Kimmins has charged the Company a monthly fee based on the gross annual revenue of the Company for such services. For the years ended December 31, 1995, 1996, and 1997, Kimmins billed the Company an aggregate of approximately $617,000, $671,000, and $1,315,000, respectively, for such services. As of March 25, 1993, Kimmins and the Company formalized this arrangement by executing a Management Services Agreement. The agreement provides that Kimmins will continue to provide various administrative services for the Company and that Francis M. Williams (President, Chairman of the Board, and Chief Executive Officer of Kimmins), Norman S. Dominiak (Chief Financial Officer and Treasurer), Joseph M. Williams (Secretary of Kimmins), and John V. Simon, Jr., (President of Kimmins Contracting Corp.) will render management services to or on behalf of the Company. Under the agreement, the Company has appointed Francis M. Williams, Norman S. Dominiak, Joseph M. Williams, and John V. Simon, Jr., as Chairman of the Board, Treasurer, President and Secretary, and Vice President, respectively, of the Company. Pursuant to the Agreement, the Company will continue to pay Kimmins an annual fee, payable monthly, equal to the lower of actual costs of such services or 3.0 percent for 1997 and 1.5 percent for 1996 of the Company's gross revenue. This agreement may be extended upon agreement of both parties, and the Company may terminate the agreement, at will, upon thirty days prior written notice to Kimmins.

           Effective July 1, 1997, employees associated with the Company's demolition contract services unit were transferred to Kimmins Contracting Corp.( "KCC"), a wholly-owned subsidiary of Kimmins for administrative and accounting purposes. As a result, contracting services previously performed by employees of the Company were subcontracted to KCC. For the year ended December 31, 1997, the Company subcontracted $3,417,574 with KCC. In addition, the Company rents equipment from KCC for use in performing demolition contracts. The Company incurred approximately $670,000, $2,103,000 and $2,573,000 in equipment rental charges with KCC for the years ended December 31, 1995, 1996 and 1997, respectively.


      CUSIP No. 893629105                                           Page 7 of 9


           As of December 31, 1997, the amount of the Company's total outstanding indebtedness to Kimmins was $2,003,258 that had been consolidated into the Kimmins Note, which is due and payable on December 1, 2003, with interest accruing at 1 percent per annum in excess of the stated prime rate established by NationsBank of Florida. Until December 1, 2003, the Kimmins Note may be converted, at the option of Kimmins, into shares of the Company's Common Stock at an initial conversion price of $5.00 per share, subject to adjustment, in the event and anytime after the closing sale price of the Company's Common Stock is $9.00 or more for twenty consecutive trading days. Kimmins has one demand registration right during the period from March 25, 1994, until December 1, 2003, with respect to any shares of Common Stock issuable upon such conversion. The Kimmins Note is subordinated to all senior indebtedness of the Company. Payments of principal and interest are based on certain net income levels of the Company. No payments of principal or interest are required prior to the maturity date in 2003 unless the Company achieves annual income before interest and taxes in excess of $1,500,000.

           In March 1990, the Company, along with Kimmins and other subsidiaries of Kimmins, guaranteed all obligations under a loan by Fleet Bank, formerly known as Norstar Bank, to the trustees for the Kimmins Employee Stock Ownership Plan ("ESOP"). The proceeds of such loan were used to acquire shares of the Common Stock of Kimmins for the creation of the ESOP in which Company's employees participate. This loan was refinanced during December 1995 with SouthTrust Bank of Alabama, N.A., under similar terms of the original loan. As of December 31, 1997, $1,440,000 of such indebtedness remained outstanding.

           On November 12, 1992, the Company and Kimmins entered into an agreement for the proportional sharing of employee benefit costs, pursuant to which the Company's employees are entitled to participate in all of Kimmins' employee benefit plans, and the Company is required to contribute its pro rata share of the costs of such plans, calculated according to formulas contained in the agreement. The agreement may be terminated by either party at any time upon 180 days prior written notice. Pursuant to the Agreement, Kimmins and the Company have agreed to indemnify each other against any loss, liability, claim, damage, or expense incurred due to the failure by either party to comply with the terms of the agreement.

           The Company is an insured or co-insured with other Kimmins entities on various insurance policies of the Company or Kimmins. The Company pays its allocable share of the cost of such policies based on a combination of revenues, payroll, assets, and incurred losses as a percentage of the combined total of such items of all insured parties, as appropriate for each particular insurance policy or coverage. For the years ended December 31, 1995, 1996 or 1997, the Company paid Kimmins approximately $811,000, $849,000, and $1,205,000, respectively. The Company pays directly for any coverage for which it is the only insured.

           As of December 31, 1996 and 1997, the Company had working capital advances due from an affiliate of approximately $8,425,000 and $4,040,000, respectively. These advances are unsecured and accrue interest at a rate of 10 percent per annum. The Company collected $4,385,000 during 1997.


      CUSIP No. 893629105                                           Page 8 of 9


      Item 7.   Material to be Filed as Exhibits

           99.1 Stock Purchase Agreement dated August 14, 1998.
           99.2 Agreement of filing persons relating to filing of joint statement per Rule 13d-1(f).


      CUSIP No. 893629105                                           Page 9 of 9

      Signature.

           After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.


           KIMMINS CORP.


      By:  /s/ Francis M. Williams                 August 24, 1998
           ----------------------------------      ---------------------------
           Francis M. Williams, its President      Date



           /s/ Francis M. Williams                 August 24, 1998
           ----------------------------------      ---------------------------
           Francis M. Williams, its President      Date


                                     EXHIBIT 99.2


           The  undersigned each  hereby certifies  and agrees  that  the above
      Schedule 13D concerning securities issued by TransCor Waste Services, Inc. is being filed on behalf of each of the undersigned.



           KIMMINS CORP.


      By:  /s/ Francis M. Williams                 August 24, 1998
           ----------------------------------      ---------------------------
           Francis M. Williams, its President      Date



           /s/ Francis M. Williams                 August 24, 1998
           ----------------------------------      ---------------------------
           Francis M. Williams, its President      Date